UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ra Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

74933V108

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600, Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74933V108	13D	Page 2 of 32 Pages

1	NAMES OF REPORTING PERSONS
New Enterprise Associates 13, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,135,234 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,135,234 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,135,234 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 13, L.P. ("NEA 13").  NEA 13 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 74933V108	13D	Page 3 of 32 Pages

1	NAMES OF REPORTING PERSONS
NEA Partners 13, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,135,234 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,135,234 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,135,234 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 13, L.P. ("NEA 13").  NEA 13 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 74933V108	13D	Page 4 of 32 Pages

1	NAMES OF REPORTING PERSONS
NEA 13 GP, LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,135,234 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,135,234 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,135,234 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes only shares directly held by New Enterprise Associates 13, L.P. ("NEA 13").  NEA 13 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 74933V108	13D	Page 5 of 32 Pages

1	NAMES OF REPORTING PERSONS
Peter J. Barris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,135,234 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,135,234 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,135,234 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 13, L.P. ("NEA 13").  NEA 13 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 74933V108	13D	Page 6 of 32 Pages

1	NAMES OF REPORTING PERSONS
Forest Baskett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,135,234 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,135,234 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,135,234 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 13, L.P. ("NEA 13").  NEA 13 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 74933V108	13D	Page 7 of 32 Pages

1	NAMES OF REPORTING PERSONS
Patrick J. Kerins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,135,234 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,135,234 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,135,234 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 13, L.P. ("NEA 13").  NEA 13 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 74933V108	13D	Page 8 of 32 Pages

1	NAMES OF REPORTING PERSONS
David M. Mott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,135,234 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,135,234 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,135,234 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 13, L.P. ("NEA 13").  NEA 13 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 74933V108	13D	Page 9 of 32 Pages

1	NAMES OF REPORTING PERSONS
Scott D. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,135,234 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,135,234 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,135,234 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 13, L.P. ("NEA 13").  NEA 13 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 74933V108	13D	Page 10 of 32 Pages

Schedule 13D

Explanatory Note

This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the statement on 13D originally filed on November 4, 2016, Amendment No. 1 thereto filed on February 27, 2018 and Amendment No. 2 thereto filed on December 20, 2018 relating to the common stock, $.001 par value (the "Common Stock") of Ra Pharmaceuticals, Inc. (the "Issuer") having its principal executive office 87 Cambridge Park Drive, Cambridge, MA 02140.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto).  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto).

Item 2.	Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 13, L.P. ("NEA 13");

(b) NEA Partners 13, L.P. ("NEA Partners 13"), which is the sole general partner of NEA 13; and NEA 13 GP, LTD ("NEA 13 LTD" and, together with NEA Partners 13, the "Control Entities"), which is the sole general partner of NEA Partners 13; and

(c) Peter J. Barris ("Barris"), Forest Baskett ("Baskett"), Patrick J. Kerins ("Kerins"), David M. Mott ("Mott"), Scott D. Sandell ("Sandell") (together, the "Directors").  The Directors are the directors of NEA 13 LTD.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of NEA 13 and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of each of Barris, Kerins and Mott is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of NEA 13 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 13 is to act as the sole general partner of NEA 13.  The principal business of NEA 13 LTD is to act as the sole general partner of NEA Partners 13.  The principal business of each of the Directors is to manage the Control Entities, NEA 13 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 13 and NEA Partners 13 are exempted limited partnerships organized under the laws of the Cayman Islands.  NEA 13 LTD is an exempted company organized under the laws of the Cayman Islands.  Each of the Directors is a United States citizen.

CUSIP No. 74933V108	13D	Page 11 of 32 Pages

Item 4.	Purpose of Transaction.

On October 9, 2019, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with UCB S.A. ("UCB") and Franq Merger Sub, Inc. ("Franc") an indirect wholly owned subsidiary of UCB, relating to, among other things, the merger of Franc with the Issuer, with the Issuer surviving as a wholly owned subsidiary of UCB. In connection with the Merger Agreement, NEA 13, Douglas A. Treco and Ra Capital Management, LLC (each a "Stockholder" and together the "Stockholders") entered into a voting and support agreement (the "Voting Agreement") with UCB pursuant to which each Stockholder agreed, among other things, and subject to the terms and conditions of the Voting Agreement, to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and against certain competing transactions.  Subject to certain exceptions, the Voting Agreement prohibits transfers by the Stockholders of any of their shares of Common Stock prior to the termination of the Voting Agreement and certain other actions that would impair the ability of the Stockholders to fulfill their obligations under the Voting Agreement. The Voting Agreement will automatically terminate upon certain events, including the termination of the Merger Agreement.  The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D  and is incorporated herein by reference.

NEA 13 holds a total of 6,135,234 shares of the Issuer's Common Stock (the "NEA 13 Shares"). The Stockholders held, in the aggregate, approximately 24% of the Issuer's Common Stock as of October 8, 2019.1

Subject to the terms of the Voting Agreement and depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 13 and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

1 See the Schedule 13D or 13G (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D or 13G previously filed by any other Stockholder has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Stockholder, which includes, or will include, information regarding the other Stockholder's jurisdiction of organization, principal business and address of principal office.

CUSIP No. 74933V108	13D	Page 12 of 32 Pages

Item 5.	Interest in Securities of the Issuer.

(a)
NEA 13 is the record owner of the NEA 13 Shares.  As the sole general partner of NEA 13, NEA Partners 13 may be deemed to own beneficially the NEA 13 Shares.  As the sole general partner of NEA Partners 13, NEA 13 LTD may be deemed to own beneficially the NEA 13 Shares.  As members of NEA 13 LTD, each of the Directors may be deemed to own beneficially the NEA 13 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 13 Shares and the shares held by the other Stockholders other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet.  Such percentage was calculated based on the 47,014,618 shares of Common Stock reported to be outstanding on the Issuer's Form 10-Q, filed with the SEC on August 7, 2019.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Item 4 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Voting and Support Agreement dated October 9, 2019.

CUSIP No. 74933V108	13D	Page 13 of 32 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 17th day of October, 2019.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

By:         *
      Peter J. Barris
      Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:                    *
                 Peter J. Barris
                 Director

NEA 13 GP, LTD

By:                   *
 Peter J. Barris
 Director

CUSIP No. 74933V108	13D	Page 14 of 32 Pages

*
Peter J. Barris

*
Forest Baskett

*
Patrick J. Kerins

*
David M. Mott

*
Scott D. Sandell

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Amendment No. 3 to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 74933V108	13D	Page 15 of 32 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Ra Pharmaceuticals, Inc.

EXECUTED this 17th day of October, 2019.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

By:         *
      Peter J. Barris
      Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:                    *
                 Peter J. Barris
                 Director

NEA 13 GP, LTD

By:                   *
 Peter J. Barris
 Director

CUSIP No. 74933V108	13D	Page 16 of 32 Pages

*
Peter J. Barris

*
Forest Baskett

*
Patrick J. Kerins

*
David M. Mott

*
Scott D. Sandell

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 74933V108	13D	Page 17 of 32 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Colin Bryant
Colin Bryant

/s/ Carmen Chang
Carmen Chang

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Carol G. Gallagher
Carol G. Gallagher

/s/ Dayna Grayson
Dayna Grayson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ P. Justin Klein
P. Justin Klein

/s/ Vanessa Larco
Vanessa Larco

/s/ Joshua Makower
Joshua Makower

CUSIP No. 74933V108	13D	Page 18 of 32 Pages

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ David M. Mott
David M. Mott

/s/ Sara M. Nayeem
Sara M. Nayeem

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Chetan Puttagunta
Chetan Puttagunta

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Frank M. Torti
Frank M. Torti

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang

CUSIP No. 74933V108	13D	Page 19 of 32 Pages

EXHIBIT 3

Voting and Support Agreement

Among

UCB S.A.,

And
Certain Stockholders of Ra Pharmaceuticals, Inc.

Dated As Of

October 9, 2019

CUSIP No. 74933V108	13D	Page 20 of 32 Pages

VOTING AND SUPPORT AGREEMENT dated as of October 9, 2019 (this "Agreement"), among UCB S.A., a société anonyme formed under the Laws of Belgium ("Parent"), and each of the individuals and entities listed on the signature pages hereto (each, a "Stockholder" and, collectively, the "Stockholders").

Introduction

WHEREAS, each Stockholder is, as of the date hereof, the record and beneficial owner (for purposes of this Agreement, "beneficial owner" (including "beneficially own" and other correlative terms) shall have the meaning set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "1934 Act")) of the number of the Shares, as set forth opposite the name of such Stockholder on Schedule I hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Franq Merger Sub, Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent ("Merger Sub"), and Ra Pharmaceuticals, Inc., a Delaware corporation (the "Company"), are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated, supplemented or otherwise modified from time to time, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Parent upon the terms and subject to the conditions set forth therein; and

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, each of Parent and Merger Sub has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement with respect to the Subject Shares (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

 VOTING AGREEMENT; GRANT OF PROXY

Voting Agreement.  (2) During the Agreement Period (as defined below), each Stockholder hereby agrees that, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of the Shares, however called (each, a "Company Stockholders' Meeting"), and in connection with any written consent of the holders of the Shares, such Stockholder shall cause all of such Stockholder's Subject Shares to be counted as present thereat for purposes of calculating a quorum and vote (or cause to be voted) or, if applicable, deliver (or caused to be delivered) a written consent with respect to all of such Stockholder's Subject Shares, in each case, to the fullest extent that such Subject Shares are entitled to be voted at the time of any vote or action by written consent:

CUSIP No. 74933V108	13D	Page 21 of 32 Pages

in favor of (A) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and any actions related thereto; and (B) without limitation of the preceding clause (A), the approval of any proposal to adjourn or postpone the Company Stockholders' Meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which the Company Stockholders' Meeting is held; and

against (A) any Acquisition Proposal or any acquisition agreement related to such Acquisition Proposal; (B) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Stockholder under this Agreement or of the Company under the Merger Agreement; (C) each of the following actions (other than the transactions contemplated by the Merger Agreement): (I) any merger, consolidation or other business combination involving the Company or any of its Subsidiaries, (II) any sale, lease, license or other transfer of a material amount of the assets of the Company or any of its Subsidiaries, taken as a whole and (III) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries; and (D) any corporate action the consummation of which would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated by the Merger Agreement.

Each Stockholder shall retain at all times the right to vote or exercise such Stockholder's right to consent with respect to such Stockholder's Subject Shares in such Stockholder's sole discretion and without any other limitation on those matters other than those set forth in Section 1.01(a) that are at any time or from time to time presented for consideration to the holders of the Shares generally. Without limiting the foregoing, each Stockholder hereby agrees that such Stockholder shall not deposit any of such Stockholder's Subject Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of such Stockholder under this Agreement with respect to any of such Stockholder's Subject Shares.

 REPRESENTATIONS AND WARRANTIES

Representations and Warranties of Stockholder.  Each Stockholder, severally but not jointly as to any other Stockholder, represents and warrants to Parent as follows:

Organization.  If such Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.

Authorization.  If such Stockholder is not an individual, it has the requisite corporate, limited liability company, partnership or trust power and authority, and has taken all

CUSIP No. 74933V108	13D	Page 22 of 32 Pages

action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  If such Stockholder is an individual, such Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder's obligations hereunder.  This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions.  If such Stockholder is a married individual, and any of the Subject Shares of such Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly executed and delivered by such Stockholder's spouse (including pursuant to Section 3.07) and, assuming the due authorization, execution and delivery hereof by Parent, is enforceable against such Stockholder's spouse in accordance with its terms, subject to the Enforceability Exceptions.  If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

No Conflict.  (3) Neither the execution and delivery of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the terms or provisions hereof, will (A) if such Stockholder is not an individual, conflict with or violate any provision of its articles of incorporation, bylaws or similar organizational documents, (B) contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (C) constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under any provision of any Contract binding on such Stockholder or (D) result in the creation or imposition of any Lien upon such Stockholder's Subject Shares, except, in the case of clauses (B), (C) and (D), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder's ability to perform its obligations under this Agreement.

Except for (A) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal or any foreign securities Laws and the rules and requirements of Nasdaq or Euronext Brussels, and (B) actions or filings the failure of which to be made or obtained has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder's ability to perform its obligations under this Agreement, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority or any other Person are necessary for the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby.

Ownership of Subject Shares.  Such Stockholder (together with such Stockholder's spouse if such Stockholder is married and the Subject Shares constitute community property under applicable Law) is, and (except with respect to any Subject Shares Transferred (as defined below) in accordance with Section 3.02) at all times during the Agreement Period will be, the record and beneficial owner of such Shares as set forth opposite the name of such Stockholder on Schedule I hereto (together with any Shares or other Company

CUSIP No. 74933V108	13D	Page 23 of 32 Pages

Securities that may become subject to this Agreement as provided in Section 3.04, including pursuant to any exercise of Company Stock Options or vesting of any Company RSUs, the "Subject Shares") free and clear of any Liens (except any Lien arising under applicable securities Laws or arising hereunder) and with no restrictions on such Stockholder's rights of voting or disposition pertaining thereto, except for any applicable restrictions on Transfer (as defined below) under the 1933 Act.  Except to the extent of any Subject Shares acquired after the date hereof (which shall become Subject Shares upon that acquisition), the Subject Shares set forth on Schedule I opposite the name of such Stockholder are the only Shares beneficially owned by such Stockholder on the date hereof.

Absence of Litigation.  With respect to such Stockholder, there is no Action pending or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder or any of his, her or its properties, assets or Affiliates (including such Stockholder's Subject Shares) that could reasonably be expected to materially impair the ability of such Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Reliance.  Such Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder's execution, delivery and performance of this Agreement.

Finder's Fees.  No agent, broker, investment banker, finder or other intermediary is or will be entitled to any fee or commission or reimbursement of expenses from Parent, Merger Sub or the Company or any of their respective Affiliates in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.

Representations and Warranties of Parent.  Parent hereby represents and warrants to the Stockholders as follows:

Organization.  Parent has been duly organized, is validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization.

Authorization.  Parent has the requisite authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery hereof by the Stockholders, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its respective terms, subject in each case to the Enforceability Exceptions.

 CERTAIN COVENANTS

No Solicitation.  Without limiting and subject to the provisions of Section 4.18, during the Agreement Period, each Stockholder agrees that it, he or she will not, directly or indirectly,

CUSIP No. 74933V108	13D	Page 24 of 32 Pages

take any action or omit to take any action that the Company is not permitted to take or omit to take pursuant to Section 6.04 of the Merger Agreement, as applicable.

Transfer Restrictions.  (4) Except pursuant to the terms of this Agreement, including Section 3.02(b), during the Agreement Period, no Stockholder shall (nor permit any Person under such Stockholder's control to), without the prior written consent of Parent, directly or indirectly, (i)sell (including short sell), assign, transfer, tender, pledge or otherwise dispose of (including by gift), whether voluntarily or by operation of Law any Subject Shares (any transaction described in this clause (i), a "Transfer"), or (ii) enter into any Contract with respect to the direct or indirect Transfer of any Subject Shares.  Each Stockholder agrees to authorize and request the Company to notify the Company's transfer agent that there is a stop transfer order with respect to all of such Stockholder's Subject Shares and that this Agreement places limits on the voting and Transfer of such Subject Shares.

Notwithstanding anything in Section 3.02(a) to the contrary, any Stockholder (i) who is an individual may Transfer Subject Shares (A) to any member of such Stockholder's immediate family, (B) to a trust for the sole benefit of such Stockholder or any member of such Stockholder's immediate family (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild), (C) to a charity, charitable trust, or other charitable organization under Section 501(c)(3) of the Code, (D) upon the death of such Stockholder or (E) to effect a cashless exercise for the primary purpose of paying the exercise price of Company Stock Options or to cover Tax withholding obligations in connection with such exercise to the extent permitted by the instruments representing such Company Stock Options and (ii) that is an entity may Transfer Subject Shares to any parent entity, Subsidiary or Affiliate under common control with such Stockholder, or to a partner or member of such Stockholder; provided that any such Transfer referred to in this Section 3.02(b) (other than in the case of clause (i)(E)) shall be permitted only if the applicable Transferee agrees in writing to be bound by the terms of this Agreement.

Documentation and Information.  Each Stockholder consents to and authorizes the publication and disclosure by Parent or the Company of such Stockholder's identity and holding of Subject Shares, the nature of such Stockholder's commitments, arrangements and understandings under this Agreement (including, for clarity, the disclosure of this Agreement) and any other information, in each case, that Parent or the Company reasonably determines is required to be disclosed by applicable Law in any press release, any schedules and documents filed by Parent or the Company with the SEC or any other disclosure document in connection with the transactions contemplated by the Merger Agreement; provided that such Stockholder shall have a reasonable opportunity to review and comment upon such disclosure to the extent it relates to such Stockholder prior to any such filing.

Additional Subject Shares.  In the event that a Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Company Securities with voting rights, or any other voting interest with respect to the Company, such Company Securities and voting interests shall, without further action of the parties, be subject to the provisions of this Agreement, and the number of Subject Shares set forth on Schedule I opposite the name of such Stockholder will be deemed amended accordingly.  Each Stockholder shall

CUSIP No. 74933V108	13D	Page 25 of 32 Pages

promptly notify Parent of any such event; provided, however, that nothing in this Section 3.04 or elsewhere in this Agreement shall obligate any Stockholder to convert, exercise, or exchange any Company Stock Options in order to obtain any underlying Shares.

Certain Adjustments.  In the event of a stock split, stock dividend or distribution, or any change in the Shares by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the term "Subject Shares" shall be deemed to refer to and include such Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Shares may be changed or exchanged.

Waiver of Appraisal Rights and Actions.  Each Stockholder hereby (a) irrevocably waives and agrees not to exercise any rights of appraisal or dissent such Stockholder may have with respect to any of such Stockholder's Subject Shares in connection with the Merger and (b) agrees (i) not to commence or participate in, and (ii) to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any such claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, or (B) alleging a breach of any fiduciary duty of the Board of Directors in connection with the Merger Agreement or the other transactions contemplated thereby.

Spousal Consent.  If Stockholder is a married individual and any of the Subject Shares constitutes community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, such Stockholder shall deliver to Parent, concurrently herewith, a duly executed consent of such Stockholder's spouse, in the form attached hereto as Exhibit A.

Further Assurances.  Parent and each Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, in order to perform their respective obligations under this Agreement.

Directors and Officers.  Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict any Stockholder, or a designee of such Stockholder, who is a director or officer of the Company from acting in such capacity or fulfilling the obligations of such office, including by voting, in his capacity as a director of the Company, in the Stockholder's, or its designee's, sole discretion on any matter (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder's capacity as a holder of the Subject Shares).  In this regard, the Stockholder shall not be deemed to make any agreement or understanding in this Agreement in the Stockholder's capacity as a director or officer of the Company.

CUSIP No. 74933V108	13D	Page 26 of 32 Pages

MISCELLANEOUS

Termination.  This Agreement shall automatically terminate and become void and of no further force or effect on the earlier of (the period from the date hereof through such earlier time being referred to as the "Agreement Period"): (a) the Effective Time; (b) the termination of this Agreement by written notice from Parent to the Stockholders; and (c) the termination of the Merger Agreement in accordance with its terms; provided that (i) this Section 4.01, Section 4.03, Section 4.04, Section 4.05, Section 4.06, Section 4.07, Section 4.08, Section 4.09, Section 4.10, Section 4.13, Section 4.16, Section 4.17 and Section 4.18 shall survive such termination, and (ii) upon termination of this Agreement, all obligations of the parties hereunder will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, further, that the termination of this Agreement shall not relieve any party from liability arising from fraud or any willful and intentional breach prior to such termination.  For clarity, this Agreement shall not terminate upon an Adverse Recommendation Change (pursuant to Section 6.04 of the Merger Agreement) unless the Merger Agreement is terminated in accordance with its terms.

No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares.  All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct any Stockholder in the voting or disposition of any of the Subject Shares, except as otherwise provided herein.

Representations and Warranties.  The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Agreement Period.

Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail ("e-mail") transmission, so long as a receipt of such facsimile transmission is requested and received or, in the case of e-mail, with acknowledgment of receipt) and shall be given, if to Parent, to:

UCB S.A.
Allée de la Recherche, 60
B-1070 Brussels
Belgium
Attention: William Silbey
E-mail:

CUSIP No. 74933V108	13D	Page 27 of 32 Pages

with a copy (which shall not constitute notice) to:

Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
Attention:              J. D. Weinberg
Kyle Rabe
Facsimile No.:
E-mail:

if to a Stockholder, to his, her or its address set forth on such Stockholder's signature page hereto;

or to such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto pursuant to this Section 4.04.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Amendment; Waiver.  Any provision of this Agreement may be amended or waived during the Agreement Period if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, whether or not the transactions are consummated.

Binding Effect; Benefit; Assignment.

The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent may transfer or assign its respective rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Parent or Merger Sub of its respective obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent.

CUSIP No. 74933V108	13D	Page 28 of 32 Pages

Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Jurisdiction.  Each of the parties hereto agrees that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum.  Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 4.04 shall be deemed effective service of process on such party.

WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Counterparts.  This Agreement may be signed manually or by facsimile or other electronic transmission by the parties (including in .pdf, .tiff, .jpg or similar format), in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Entire Agreement.  This Agreement (including the Schedules and Exhibits hereto), together with the Merger Agreement, constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

CUSIP No. 74933V108	13D	Page 29 of 32 Pages

Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

No Third Party Beneficiaries.  This Agreement is not intended to and shall not confer upon any Person other than the parties hereto (and their respective heirs, successors and permitted assigns) any rights, remedies, benefits, obligations, liabilities or claims hereunder.

Construction.  The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions and headings herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreement unless otherwise specified.  All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.  If a term used herein is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.  Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import.  "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  "Extent" in the phrase "to the extent" means the degree to which a subject or other thing extends, and such phrase does not mean simply "if."  References to any applicable Law shall be deemed to refer to such applicable Law as amended from time to time and to any rules, regulations or interpretations promulgated thereunder.  References to any agreement or Contract are to that agreement or Contract as amended, modified, supplemented, extended or renewed from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to "law," "laws" or to a particular statute or Law shall be deemed also to include any applicable Law.  References to "foreign" or words of similar import shall be deemed to refer to any jurisdictions outside the United States.  Unless otherwise specifically indicated, all references to "dollars" and "$" will be deemed references to the lawful money of the United States of America. Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not "material" or a "material adverse effect" under this Agreement. Whenever this Agreement

CUSIP No. 74933V108	13D	Page 30 of 32 Pages

refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

No Presumption.  Each of the parties hereto agrees that he, she or it has had the opportunity to review this Agreement with counsel of his, her or its own choosing and, therefore, waives the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Obligations; Stockholder Capacity.  The obligations of each Stockholder under this Agreement are several and not joint, and no Stockholder shall have any liability or obligation under this Agreement for any breach hereunder by any other Stockholder.  Each Stockholder is signing and entering this Agreement solely in his, her or its capacity as the beneficial owner of such Stockholder's Subject Shares, and nothing herein shall limit or affect in any way any actions that may be hereafter taken by him, her or it in his, her or its capacity as an employee, officer or director of the Company or any of its Subsidiaries.

[Signature Page Follows]

CUSIP No. 74933V108	13D	Page 31 of 32 Pages

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

UCB S.A.

By:	/s/ Charl van Zyl
Name: Charl van Zyl
Title: Executive Vice President, Head of Neurology

By:	/s/ William Silbey
Name: William Silbey
Title: Executive Vice President, General Counsel

Douglas A. Treco

By:	/s/ Douglas A. Treco

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	/s/ Louis S. Citron
Name: Louis S. Citron
Title: Chief Legal Officer

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Rajeev Shah
Name: Rajeev Shah
Title: Authorized Signatory

CUSIP No. 74933V108	13D	Page 32 of 32 Pages

SCHEDULE I

SUBJECT SHARES

Stockholder Name	Subject Shares Beneficially Owned
New Enterprise Associates 13, L.P.	Shares:	6,135,234
RA Capital Management, LLC	Shares:	4,858,260

Douglas A. Treco	Shares:	218,799
	Company Stock Options:	1,206,116
	Company RSUs:	41,666